News release

Sun Life

Sun Life completes acquisition of DentaQuest

BOSTON and WELLESLEY, Mass., TORONTO – (June 1, 2022) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), through its U.S. business, announced today the completion of its acquisition of DentaQuest, the second-largest dental benefits provider in the U.S. by membership. Sun Life has acquired DentaQuest from CareQuest Institute for Oral Health, a U.S.-based nonprofit organization, and minority shareholder Centerbridge Partners, L.P., a private investment management firm.

Headquartered in Boston and founded in 2001, DentaQuest has more than 33 million members in 36 states and more than 2,400 employees. DentaQuest is now part of the Sun Life U.S. business, which offers dental benefits through employers for their employee benefits plans and has an extensive national commercial dental network. In addition to dental benefits, Sun Life U.S. offers a broad portfolio of group insurance products, including disability, absence management, life, dental, vision and voluntary, as well as medical stop-loss coverage and healthcare navigation services.

The completion of the acquisition is expected to bring Sun Life U.S.'s total annual benefits revenues to more than US$7 billion. The transaction advances the Sun Life U.S. business strategy of being a leader in health and benefits.

DentaQuest is the largest provider of U.S. Medicaid dental benefits, with growing Medicare Advantage, commercial, and U.S. Affordable Care Act (ACA) exchange businesses. DentaQuest positions Sun Life as a leader in providing dental benefits for U.S. government programs.

Slides related to the acquisition announcement from October 2021 are available at www.sunlife.com.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2022, Sun Life had total assets under management of C$1.35 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Sun Life U.S.
In the United States, Sun Life is one of the largest group benefits providers, serving employers in small, medium and large workplaces across the country. Sun Life's broad portfolio of insurance products and services in the U.S. includes disability, absence management, life, dental, vision, voluntary, medical stop-loss and care navigation. Sun Life and its affiliates in asset management businesses in the U.S. employ 7,800 people. Group insurance policies are issued by Sun Life Assurance Company of Canada (Wellesley

Hills, Mass.), except in New York, where policies are issued by Sun Life and Health Insurance Company (U.S.) (Lansing, Mich.). For more information, please visit www.sunlife.com/us.

Forward-looking Statements
From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this release include, without limitation, statements relating to the increase in Sun Life U.S.'s total annual benefits revenues. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Information about forward-looking statements and risk factors relating to the Company are set out in our MD&A for the period ended March 31, 2022 and in SLF Inc.'s other annual and interim regulatory filings filed with Canadian securities regulators or furnished to U.S. securities regulators, which are available for review at **www.sedar.com** and **www.sec.gov**, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Media and Investor Relations contacts:

Devon Fernald	Rajani Kamath
Senior Publicist	Associate Vice-President
Sun Life U.S.	Corporate Communications
781-800-3609	647-515-7514
Devon.Portney.Fernald@sunlife.com	Rajani.Kamath@sunlife.com

Yaniv Bitton
Vice-President, Head of Investor Relations & Capital Markets
416-979-6496
Yaniv.Bitton@sunlife.com

DentaQuest Media contact:	**CareQuest Institute for Oral Health Media contact:**
Fred Menko	Kristin LaRoche
615-308-7414	857-275-5038
Fred.menko@greatdentalplans.com	Klaroche@carequest.org

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